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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              BRENCO, INCORPORATED

                           (NAME OF SUBJECT COMPANY)

                              BRENCO, INCORPORATED

                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE,

                         (TITLE OF CLASS OF SECURITIES)

                                  107061 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              NEEDHAM B. WHITFIELD
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                              BRENCO, INCORPORATED
                              ONE PARK WEST CIRCLE
                           MIDLOTHIAN, VIRGINIA 23113
                                 (804) 378-2900
 NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICE AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:
                           F. CLAIBORNE JOHNSTON, JR.
                                MAYS & VALENTINE
                               NATIONSBANK CENTER
                             1111 EAST MAIN STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 697-1214

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Brenco, Incorporated, a Virginia corporation (the "Company"). The address of the principal executive offices of the Company is One Park West Circle, Midlothian, Virginia 23113. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the Common Stock, par value $1.00 per share, of the Company (the "Common Stock").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer by Varlen Corporation, a Delaware corporation ("Varlen") and its wholly-owned subsidiary, BAS, Inc., a Virginia corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated June 20, 1996 (the "Schedule 14D-1"), to purchase all of the outstanding shares (the "Shares") of Common Stock at $16.125 per share, net to the seller in cash, without any interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 20, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (collectively, the "Offer"), copies of which are filed herewith as Exhibits A and B, respectively, and incorporated herein by reference.

    The Offer is being made pursuant to the Acquisition Agreement, dated as of June 15, 1996 (the "Acquisition Agreement"), by and among the Company, Varlen and the Purchaser, a copy of which is filed herewith as Exhibit C and incorporated herein by reference, and a Shareholder Tender Agreement, dated as of June 15, 1996, by and among Varlen, the Purchaser and Needham B. Whitfield, Anne Whitfield Kenny and certain members of their families (the "Shareholder
Tender Agreement"), a copy of which is filed herewith as Exhibit D and incorporated herein by reference. Pursuant to the Acquisition Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all applicable conditions specified in the Acquisition Agreement, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly-owned subsidiary of Varlen (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each share of Common Stock then outstanding (other than shares held by Varlen, the Purchaser, or any other subsidiary of Varlen, and shares held by shareholders who exercise their dissenters' rights, if any, in accordance with the Virginia Stock Corporation Act (the "Virginia Act") will be converted into the right to receive $16.125 in cash, without any interest.

    Based on information in the Offer to Purchase, the principal executive offices of Varlen and the Purchaser are located at 55 Shuman Boulevard, P.O. Box 3089, Naperville, Illinois 60566-7089, telephone (708) 420-0400.

ITEM 3. IDENTITY AND BACKGROUND.

    (A) NAME AND ADDRESS OF THE COMPANY. The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Varlen or their affiliates, or actions or events with respect to any of them, was provided by the Purchaser or Varlen, respectively, and the Company takes no responsibility for such information.

    (B) MATERIAL CONTRACTS. Each material contract, agreement, arrangement and understanding or actual or potential conflict of interest between the Company and/or its affiliates and (i) its executive officers, directors or affiliates and (ii) Varlen, its executive officers, directors or affiliates, is described below.

        (B) (1) CERTAIN CONTRACTS. Effective March 22, 1996, the Company entered into change in control agreements (the "Agreements") with Needham B. Whitfield,
J. Craig Rice, Jacob M. Feichtner, Howard J. Bush and Donald E. Fitzsimmons (the executive officers named in the Company's proxy statement for the Annual Meeting of Shareholders) and certain other executives and employees. The Agreements provide that termination compensation will be paid if the executive's employment is terminated by the Company within two years after a Change in Control other than for "cause" (as defined in the Agreements) or upon the death, permanent disability or retirement of the executive, or if the executive voluntarily terminates his employment for "good reason" (as defined in the Agreements). Change in Control is defined generally to include (i) acquisition of more than 20% of the Company's voting stock, (ii) certain changes in the composition of its Board of Directors,
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(iii)  shareholder approval of  certain business combinations  or asset sales in which the Company's historic shareholders hold less than 50% of the resulting or
purchasing  company  or  (iv)  shareholder   approval  of  the  liquidation   or
dissolution of the Company. Termination compensation consists of a cash payment equal to a multiple (generally one, two or three times) of the highest annual rate of base salary paid to the executive in effect for the 12-month period immediately prior to the executive's termination of employment ("Base Salary"). The multiple is one times Base Salary for Messrs. Whitfield and Fitzsimmons, three times Base Salary for Mr. Rice, two times Base Salary for Mr. Bush, and the number of years from date of termination to age 62 times Base Salary for Mr. Feichtner (who is now age 59). In addition, the Agreements provide for the continuation of certain medical, life and disability benefits. The Agreements supersede employment agreements between the Company and certain executives which were previously in place.

    The Company's Executive Retirement Incentive Plan, as amended and restated effective March 22, 1996 (the "Executive Plan"), provides a monthly retirement benefit for life to those executives selected for participation by the Compensation Committee of the Board of Directors equal to the excess of (i) 3% of the executive's remuneration multiplied by his years of service (up to a maximum of 20 years), over (ii) the value of benefits payable to the executive by the company retirement plan and the executive's Social Security benefit. Messrs. Whitfield, Rice, Feichtner, Bush and Fitzsimmons are among the executives participating in the Executive Plan. In order to receive a benefit under the Executive Plan, the executive must have at least five years of vesting service and must retire after attaining age 55 but no later than the first day of the calendar quarter coinciding with or next following his attaining age 62. The Executive Plan provides for benefit payment options and spousal and beneficiary rights and payments in the event of the executive's death. No benefits are payable under the Executive Plan to any executive who terminates employment before attaining age 55 or who does not retire during the available retirement window period. In addition, benefits under the Executive Plan are forfeited if a retired executive competes with the Company under certain circumstances.

    The Company has established a grantor trust to accumulate the amounts anticipated to be needed to pay benefits under the Executive Plan. Assets of the trust are considered general assets of the Company and are subject to claims of the Company's creditors. The Company is obligated to make contributions to the trust annually in an amount equal to its reported annual financial expense for the Executive Plan, as adjusted for trust earnings and expenses. In addition, in the event there is a Change in Control (as defined in the Agreements), the Company is obligated to contribute an amount to the trust within 90 days equal to the Executive Plan's unfunded actuarial liability at that time.

    The Executive Plan provides additional benefits for Messrs. Feichtner, Fitzsimmons, and Rice in the event there is a Change in Control. First, the Executive Plan may not be amended to cause Messrs. Feichtner, Fitzsimmons, or Rice to cease to be participants. Secondly, if Mr. Feichtner's employment is terminated within two years after the Change in Control and on or before June 30, 1999, by the Company without cause or by Mr. Feichtner for good reason, then his benefit under the Executive Plan will be calculated as though he had continued to work to June 30, 1999, and his benefit under the Executive Plan will not be reduced for early payment before age 62 and will include an amount equal to the amount of any reduction to his benefit under the Company retirement plan for early payment. Thirdly, if either Messrs. Fitzsimmons or Rice ceases to be employed before age 62 (including before age 55), respectively, he will be fully vested in his benefit under the Executive Plan, he may start drawing that benefit at age 55 or his later termination, his beneficiary will be entitled to his death benefit regardless of his vesting service or his termination before age 55, and the prohibition on competition with the Company will be waived if he resigns for good reason (other than the right to voluntarily terminate during a 30 day period after the first anniversary of the Change in Control). As of March 8, 1996, the ages of each such executive officer were as follows: Needham B. Whitfield - 59, J. Craig Rice - 48, Jacob M. Feichtner - 58, Howard J. Bush - 42 and Donald E. Fitzsimmons - 54.

    The Company's estimate of the total amount of all payments which may be payable upon a Change in Control under the Agreements and the Executive Plan is $3,435,000.

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    The Company also provides long-term incentive compensation for executives of the Company (and other Company employees) through the grant of stock options and restricted stock under the Company's 1988 Stock Option Plan (the "Stock Option Plan") and 1987 Restricted Stock Plan (the "Restricted Stock Plan"). Stock options under the Stock Option Plan are granted to executive officers at the fair market value of the Common Stock on the date of grant. Historically, options have typically been granted with a five-year period of exercise and a three-year vesting schedule. However, options granted after July 1994 have been granted with a ten-year period of exercise and are fully exercisable one year after the date of grant. Shares of restricted stock granted under the Restricted Stock Plan typically vest over a four-year period. As of June 14, 1996, the Company had outstanding: (1) options to purchase 442,000 shares of Common Stock heretofore granted under the Company's 1988 Stock Option Plan ("Options") and like number of shares reserved for issuance upon the exercise thereof, and (2) 62,576 shares of Common Stock heretofore granted under the Company's 1987 Restricted Stock Plan ("Restricted Shares"). Effective March 22, 1996, the Stock Option Plan and the Restricted Stock Plan were amended to provide that the events which would constitute a "change in control" under such plans will be the same as the events which would constitute a Change in Control under the Agreements. Thus, upon a Change in Control, outstanding Options would be freely exercisable and any restrictions on Restricted Shares would lapse.

    Under the Acquisition Agreement, the Company will, to the extent necessary, adjust the terms of all outstanding Options and all Restricted Shares to provide for (a) cancellation of the Options, not later than immediately before the Effective Time in exchange for cash payment equal to the product of (i) the total number of Shares subject to the Option and (ii) the excess, if any, of $16.125 (or any such higher price per Share as may be paid in the Offer) over the exercise price per Share subject to such Option; and (b) cancellation, effective as of the Effective Time, of each Restricted Share outstanding immediately prior to the Merger in exchange for a payment equal to the product of (i) the total number of Restricted Shares and (ii) $16.125 (or any such higher price per Share as may be paid in the Offer).

    (B)(2) THE ACQUISITION AGREEMENT AND THE SHAREHOLDER TENDER AGREEMENT. The following is a summary of certain provisions of the Acquisition Agreement and the Shareholder Tender Agreement and is qualified in its entirety by reference to the Acquisition Agreement and the Shareholder Tender Agreement, copies of which are filed herewith as Exhibits C and D, respectively.

    THE ACQUISITION AGREEMENT.

    THE OFFER AND MERGER. The Acquisition Agreement provides for the public announcement of the Offer within one business day after the execution thereof and for the commencement of the Offer as promptly as practicable, but in no event later than five business days, after such public announcement. The obligation and right of Purchaser to accept for payment and pay for any Shares tendered pursuant to the Offer is subject to satisfaction of the Minimum Condition (as defined in the Offer to Purchase), the expiration or termination of all waiting periods under the HSR Act and the other conditions described below under "Certain Conditions." The Purchaser expressly reserves the right to waive any such condition, to increase the price per Share payable in the Offer and to make any other changes in the terms and conditions of the Offer; provided that the Purchaser has agreed that it will not (i) decrease the price payable in the Offer, (ii) change the form of consideration payable in the Offer or the Merger, (iii) increase the Minimum Condition, or (iv) amend any other term of the Offer (including the conditions described under "Certain Conditions" below) in a manner materially adverse to the holders of Shares.

    The Acquisition Agreement provides that, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged into the Company, with the Company surviving the Merger. Pursuant to the Merger, each outstanding Share (other than Shares held by Varlen, the Purchaser, or any direct or indirect subsidiary of Varlen or the Purchaser, and Shares with respect to which dissenter's rights under the Virginia Act are properly exercised) will be converted into the right to receive $16.125 in cash, without any interest. Following

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the  Merger, the Company will be a wholly owned subsidiary of Varlen. The Merger is subject to the satisfaction of various conditions, including approval by the Company's shareholders if required under the Virginia Act.

    In the Acquisition Agreement the Company has represented and warranted that its Board of Directors has approved the Offer and the Merger and recommended acceptance of the Offer by holders of Shares and approval of the Merger (if such approval is required by the Virginia Act) by holders of Shares. The Company has further represented and warranted that its Board of Directors (all of whom, the Company's counsel has opined to Varlen, are "disinterested directors" within the meaning of the Virginia Act with respect to Varlen and the Purchaser) has taken certain actions in order to exempt Varlen, the Purchaser, their respective direct and indirect subsidiaries and the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement from the restrictions and other provisions of: (A) Article 14 (AFFILIATED TRANSACTIONS) of the Virginia Act, in the manner provided by Section 13.1-727.B.1(iv) which (absent such an exemption or similar board action) generally prohibits mergers, recapitalizations, share exchanges, asset sales and other transactions between certain Virginia corporations and holders of 10% or more of their voting securities ("interested shareholders") unless approved by a majority of
"disinterested directors" and/or holders of two-thirds of the corporation's shares excluding those of the interested shareholder; (B) Article 14.1 (CONTROL SHARE ACQUISITIONS) of the Virginia Act, which (absent such an exemption or similar board action) generally denies voting rights to certain acquirers of 20% of more of the outstanding voting power of a public Virginia corporation ("acquiring persons") unless granted by a majority of the shares entitled to vote in the election of directors of the corporation other than those held by acquiring persons and certain corporate insiders; and (C) Article I of the Articles of Incorporation, as amended of the Company (the "Charter"), which (absent such an exemption or similar board action) generally requires the affirmative vote of holders of 75% of the Shares in order to approve a merger, consolidation and certain other business combinations between the Company and a beneficial owner of 10% or more of its Shares. The Company and its Board of Directors have agreed to take such other actions necessary or appropriate at the request of Varlen or the Purchaser to: (1) exempt Varlen, the Purchaser, their respective direct and indirect subsidiaries, the Offer, the Merger and the other transactions contemplated by the Acquisition Agreement from the provisions of any takeover, affiliated transactions, business combination, control share acquisition or other provision of (i) law or regulation of the Commonwealth of Virginia or any department or agency thereof or (ii) the Charter or Bylaws of the Company, and (2) maintain the shareholder vote required to approve the Merger at the two-thirds level.

    COVENANTS OF THE COMPANY. Under the Acquisition Agreement, the Company has agreed that, except as Previously Disclosed (as hereinafter defined) and unless Varlen or the Purchaser otherwise agree in writing, prior to the Effective Time or such earlier time as designees of the Purchaser constitute a majority of the Board of Directors of the Company:

           (i)
           the business of the Company and its subsidiaries shall be conducted in the ordinary course of business and consistent with past practice, and the Company shall use its reasonable best efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees and advantageous business relationships;

          (ii)
           neither the Company nor any of its subsidiaries shall: (1) amend or propose to amend its articles of incorporation or bylaws; (2) split, combine or reclassify any shares of its capital stock or declare, set aside or pay any dividend payable in cash, stock or property with respect to its capital stock except for regular quarterly cash dividends not in excess of $.07 per Share on the Shares and except for any dividend by a wholly owned subsidiary payable to the Company or another wholly owned subsidiary; (3) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any capital stock of any class of the Company or any of its subsidiaries other than Shares which the Company is required to issue pursuant to the options outstanding on June 14, 1996; (4) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets of the Company or any of its subsidiaries other than in the ordinary

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    course  of business and consistent with  past practice; (5) redeem, purchase or otherwise acquire directly or indirectly any of the capital stock or other equity securities of the Company; (6) adopt a plan of liquidation or
    resolutions   providing   for   the   liquidation,   dissolution,    merger,
    consolidation  or  other  reorganization  of  the  Company  or  any  of  its subsidiaries, except for mergers among wholly owned subsidiaries; (7) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof or make any investment with respect thereto; (8) directly or indirectly: (i) incur or modify any long-term indebtedness or short-term indebtedness for money borrowed or other material liability other than in the ordinary course of business and consistent with past practice, (ii) incur any additional indebtedness for money borrowed other than in the ordinary course of business and consistent with past practice, or (iii) make any loans or advances other than in the ordinary course of business and consistent with past practice and intercompany loans and advances among the Company and its wholly owned subsidiaries; (9) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), other than the payment, discharge or satisfaction of liabilities in the ordinary course of business and consistent with past practice; (10) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, lease, contract or other document, other than in the ordinary course of business and consistent with past practice; or (11) enter into any material commitment or transaction, other than in the ordinary course of business and consistent with past practice;

         (iii)
           neither the Company nor any of its subsidiaries shall: (1) grant any increase in the compensation payable or to become payable by the
    Company or any of its subsidiaries to any of its directors, executive officers or key employees or adopt any new, or amend or otherwise increase the amounts payable or to become payable under any existing, bonus, incentive compensation, severance, deferred compensation, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan (including (but not limited to) the granting of stock options, stock appreciation rights or restricted stock), or (2) enter into or amend any employment or change-in-control agreement with, or, except in accordance with the existing written policies and agreements of the Company, grant any severance or termination pay to, any director, officer or employee of the Company or any of its subsidiaries; and

          (iv)
           neither the Company nor any of its subsidiaries shall agree, in writing or otherwise, to take any of the foregoing actions or any action which would make any representation or warranty of the Company in the Acquisition Agreement untrue or incorrect in any material respect.

    NON-SOLICITATION. The Acquisition Agreement further provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, investment bankers, representatives or agents shall, directly or indirectly, make, solicit, initiate or encourage the initiation of, any inquiries or proposals from, or provide any confidential information or participate in any discussions or negotiations with, or otherwise cooperate in any way with or assist, any person (other than Varlen and its subsidiaries, those third parties previously disclosed in writing by the Company to Varlen prior to the execution of the Acquisition Agreement ("Previously Disclosed") and their respective directors, officers, employees, investment bankers, commercial banks, representatives and agents) concerning any merger, consolidation, other business combination, recapitalization, liquidation or dissolution or any purchase or other acquisition or sale or other disposition of assets (other than in the ordinary course of business) or shares of capital stock of the Company or any of its subsidiaries or any similar transaction involving the Company or (except as Previously Disclosed) any subsidiary or division of the Company or any subsidiary; PROVIDED, HOWEVER, that (i) the Company or its Board of Directors shall not be prohibited from taking and disclosing to the Company's shareholders a position contemplated by Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act, and (ii) in the event that the Company shall receive an unsolicited proposal from a third party which the Company's Board of Directors determines, based on the advice of its legal counsel and independent financial advisor, is capable of consummating such transaction, for the acquisition for cash of all the outstanding Shares on terms that the Company's Board of Directors determines, based on the advice of its financial advisor (the receipt of which advice shall be confirmed in writing to Varlen by the

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Company), are economically  superior to those  of the Offer  and the Merger  and which in the written opinion of legal counsel to the Company (the delivery of which shall be confirmed in writing to Varlen by such counsel) a failure to consider by the Board of Directors of the Company would create a substantial risk of violating their fiduciary duties to shareholders, the Company may provide information to such third party to the same extent that such information has been provided to the Purchaser and Varlen. The Company must promptly advise Varlen of, and communicate to Varlen the terms of, any such inquiry or proposal the Company may receive.

    CONFIDENTIALITY AND STANDSTILL AGREEMENTS. Under the Acquisition Agreement, the Company has agreed to use its reasonable best efforts to obtain a confidential information, non-disclosure, non-use and standstill agreement from any third party with or for whom the Company or any subsidiary has taken any action or received any proposal not prohibited under the non-solicitation provisions of the Acquisition Agreement. The Company also agreed not to consent to the termination or amendment of the confidential information, non-disclosure or non-use provisions of any agreement with a third party without the prior written consent of Varlen or the Purchaser, and to use its reasonable best efforts to take all actions necessary or proper to enforce strict compliance with such provisions.

    STOCK INCENTIVE PLANS. Under the Acquisition Agreement, the Company is required to adjust the terms of all outstanding employee stock options to purchase Shares granted under any stock option plan of the Company and all restricted Shares granted under any restricted stock plan to cancel such options and restricted shares. Not later than immediately prior to the Merger, each such option and restricted Share shall become fully exercisable or unrestricted, as the case may be, and vested. The Company has agreed to use its reasonable best efforts to cancel each option outstanding not later than immediately prior to the Merger in exchange for a cash payment equal to the product of (i) the total number of Shares subject to the option and (ii) the excess, if any, of $16.125 (or any such higher price per Share as may be paid in the Offer) over the exercise price per Share subject to such option. The Company has also agreed to use its reasonable best efforts to cancel each restricted Share outstanding not later than immediately prior to the Merger in exchange for $16.125. In addition, the Board of Directors has agreed to take appropriate action with respect to the Company's Employee Stock Savings Plan (the "Savings Plan") to provide that: (i) until the earlier to occur of the Effective Time or any termination of the Acquisition Agreement, participants in the Savings Plan will not be eligible to receive matching Shares on any Shares purchased by such participants after the date the Acquisition Agreement, and (ii) any rights of participants in the Savings Plan to receive matching Shares from the Company as of the date of the Acquisition Agreement accrued as a result of Shares purchased prior to the date of the Acquisition Agreement shall be cancelled in exchange for a payment, not later than immediately prior to the Effective Time, from the Company (subject to any applicable withholding taxes) in cash equal to the product of (x) the total number of such accrued matching Shares and (y) $16.125. Under the Acquisition Agreement, any other plan providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary shall terminate as of the consummation of the Merger.

    DESIGNATION OF DIRECTORS. The Acquisition Agreement provides that, promptly upon the acceptance for payment of and payment by the Purchaser in accordance with the Offer for Shares constituting 50% or more of all Shares then outstanding in accordance with the Offer, and from time to time thereafter, the Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give the Purchaser representation on the Board of Directors equal to at least that number of directors which equals the product of the total number of directors on the Board of Directors multiplied by the percentage that such number of Shares so accepted for payment and paid for or owned by Varlen or the Purchaser bears to the total number of Shares outstanding; PROVIDED, HOWEVER, that the Purchaser shall have the right (in its discretion) to designate a number of directors less than such product; AND PROVIDED FURTHER, HOWEVER, that at all times prior to the Merger there shall be at least two members of the Board of Directors of the Company selected by current members of such Board. Subject to the preceding sentence, upon the Purchaser's purchase of the Shares pursuant to the Offer, the Purchaser will have sufficient voting power to remove the entire Board of Directors of the Company and replace it with the Purchaser's nominees. In the Acquisition Agreement, the Company has agreed to take all action necessary to cause the Purchaser's designees to be elected to the Company's Board of Directors (including mailing to the shareholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder) and to use its reasonable best efforts to cause the resignation of such directors, and/ or an increase in the number of its directors, as may be directed by Varlen and required to implement the foregoing.

    SHAREHOLDERS MEETING. The Merger is subject to the satisfaction of various conditions, including, among other things, approval by the shareholders of the Company if required under the Virginia Act. If the Purchaser acquires the number of Shares required to satisfy the Minimum Condition, it will control two-thirds of the outstanding Shares on a fully diluted basis. Accordingly, the Purchaser would have sufficient voting power to approve the Merger at a meeting of shareholders to vote thereon. In the event that as a result of the Offer Varlen owns 90% or more of the outstanding Shares, the Purchaser and Varlen would be able to effect the Merger pursuant to the short form merger provisions of the Virginia Act without any action by any other shareholder of the Company, but subject to the requirements of the Virginia Act that a copy of the Acquisition Agreement be mailed to shareholders and to the applicable dissenter's rights provisions of the Virginia Act.

    In connection with the Merger, the Company has agreed that it shall take all action necessary, in accordance with the Virginia Act and its charter and bylaws, to convene a meeting of its shareholders as promptly as practicable to consider and vote upon the Merger (if and to the extent required by the Virginia
Act), and to not take any action which would result in the affirmative vote of shareholders required for approval of the Merger to be greater than two-thirds of the votes entitled to be cast. Unless in the written opinion of legal counsel to the Company (the delivery of which shall be confirmed in writing to Varlen by such counsel) any of the following actions would create a substantial risk of violating the fiduciary duties of the Board of Directors to the shareholders of the Company, the Company has also agreed: (i) that the proxy or information statement with respect to any meeting of the Company's shareholders or other corporate action to approve the Acquisition Agreement and the Merger, shall contain the recommendation of the Board of Directors that the shareholders of the Company vote to adopt and approve the Merger and the Acquisition Agreement, and (ii) if proxies are solicited, to use its reasonable best efforts to solicit from its shareholders proxies in favor of such adoption and approval and to take all other action necessary or, in the reasonable judgment of Varlen, helpful to secure the vote or consent of shareholders required by the Virginia Act to effect the Merger. At such meeting of the shareholders of the Company, Varlen, the Purchaser and their direct and indirect subsidiaries will vote all of the Shares then owned by any of them in favor of the Merger.

    CONFIDENTIALITY. Under the Acquisition Agreement, Varlen and the Purchaser have agreed to, and to cause their officers, employees, agents and representatives to, keep confidential, unless compelled to disclose by judicial or administrative process or by other requirements of law, all non-public, confidential or proprietary information provided by the Company (except to the extent that such information can be shown to have been (i) previously known by Varlen or the Purchaser, (ii) in the public domain through no fault of Varlen or the Purchaser, or (iii) later lawfully acquired by Varlen from other sources) and will not release or disclose such information to any other person.

    INDEMNIFICATION AND INSURANCE. The Acquisition Agreement provides that the Charter or Bylaws of the Company, after the Merger (the "Surviving Corporation") shall contain provisions no less favorable with respect to indemnification than those that are set forth in the Company's Charter and Bylaws, as amended to the date the Acquisition Agreement, which provisions may not be amended, repealed or otherwise modified for a period of five years after the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of the Company (the "Indemnified Parties"). Varlen shall cause the Surviving Corporation to fulfill such indemnification obligations. Varlen also agreed to use its reasonable best efforts to cause to be maintained in effect for three years from the Effective Time the current policy (or successor policies) of the directors' and officers' liability insurance maintained by the Company with respect to matters occurring prior to the Effective Time, to the extent available; PROVIDED, HOWEVER, that Varlen is not required to expend more than an amount per year equal to 150% of current annual premiums paid by the Company to maintain or procure insurance coverage pursuant hereto.

    REPRESENTATIONS AND WARRANTIES. The Acquisition Agreement contains various customary representations and warranties of the parties thereto, including representations by Varlen and the Purchaser as to their organization and qualification, authority relative to the Acquisition Agreement, compliance, financing, and brokers and finders, and by the Company as to its organization and qualification, capitalization, capitalization of its subsidiaries, authority relative to the Acquisition Agreement, lack of conflicts, filing of reports and financial statements, litigation, employee benefit plans, taxes, absence of certain changes, brokers and finders, liabilities, contracts, board actions, and cash and cash equivalents.

    TERMINATION. The Acquisition Agreement may be terminated at any time prior to the Effective Time, whether prior to or after approval by the shareholders of the Company:

           (A)
           by mutual written consent of the Boards of Directors of Varlen and the Company;

           (B)
           by either the Company or Varlen if any court of competent jurisdiction or other governmental body shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable best efforts to lift), in each case, permanently restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

           (C)
           by the Company, if the Offer shall have been terminated, or the Offer shall have expired, without the purchase of any Shares thereunder within two business days thereof and such non-purchase shall not have been due to a failure to satisfy any of the conditions of the Offer described in
    Section 13 of this Offer to Purchase; PROVIDED that the Company may not terminate the Acquisition Agreement if the Company is in breach of such agreement;

           (D)
           by the Company, if the Effective Time shall not have occurred on or before December 31, 1996 due to a failure of any of the conditions to the obligations of the Company to effect the Merger as described in the Acquisition Agreement; PROVIDED that the Company may not terminate the Agreement if the Company's failure to fulfill any obligation under the Acquisition Agreement has been the cause of, or resulted in, in whole or in part, the failure of the Effective Time to occur on or before such date;

           (E)
           by the Company, if: (1) any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act)
    other than Varlen or the Purchaser or any of their respective subsidiaries or affiliates (a "Qualified Person") shall have commenced (within the meaning of Rule 14d-2 under the Exchange Act) a cash tender offer for any and all Shares at a price at or in excess of $16.125 per Share, or (2) any Qualified Person shall have made a bona fide written proposal involving a merger or consolidation of the Company or the acquisition of all the Shares or all or a substantial portion of its assets which would result in a cash distribution to shareholders of the Company in excess of $16.125 per Share (any such proposal described in subclause (1) or (2) being referred to as a "Qualified Proposal"), and the Board of Directors of the Company shall have been advised in a writing by its legal counsel (the delivery of which advice shall have been confirmed in writing to Varlen by such counsel) that there would be a substantial risk of liability for breach of their fiduciary obligations to shareholders if they failed to recommend such offer or accept such Qualified Proposal; PROVIDED, HOWEVER, that the Company may not terminate the Acquisition Agreement: (i) until the expiration of five business days after notice of such Qualified Proposal has been delivered to Varlen, or (ii) unless otherwise consented to in writing by Varlen, if any such offer or Qualified Proposal is made in breach of, or as a result of a breach of its non-solicitation obligation described herein;

           (F)
           by either of Varlen or the Purchaser, if due to a failure to satisfy any of the conditions of the Offer described in Section 13 of this
    Offer to Purchase: (i) Varlen or any of its subsidiaries or affiliates shall not have commenced the Offer, or shall have terminated the Offer, or (ii) the Offer shall have expired without the purchase of any Shares thereunder within two business days thereof, or (iii) Varlen shall have determined not to proceed with the Merger; PROVIDED that neither Varlen nor the Purchaser may terminate the Acquisition Agreement if either Varlen or the Purchaser is in material breach of such agreement;

           (G)
           by either of Varlen or the Purchaser, if the Effective Time shall not have occurred on or before December 31, 1996 due to a failure of any of the conditions to the obligations of Varlen and the Purchaser to effect the Merger described in the Acquisition Agreement; PROVIDED that neither Varlen nor the Purchaser may terminate the Acquisition Agreement if Varlen's or the Purchaser's failure to fulfill any material obligation under the Acquisition Agreement has been the cause of, or resulted in, in whole or in part, the failure of the Effective Time to occur on or before such date; or

           (H)
           by either of Varlen or the Purchaser, if prior to the purchase of Shares in the Offer, the Board of Directors of the Company shall have: (1) withdrawn, or modified in a manner adverse to Varlen or the Purchaser, its approval or recommendation of the Offer or the Merger or any of its other actions taken in accordance with the provisions of the Acquisition Agreement summarized in the third paragraph of "The Acquisition Agreement -- The Offer and Merger" hereinabove, (2) taken any of the actions referred to in the third paragraph of "The Acquisition Agreement -- The Offer and Merger" hereinabove for the benefit of any person (other than Varlen, the Purchaser or any of their respective subsidiaries) or any transaction (other than the Offer and Merger), or (3) resolved to do any of the foregoing.

    TERMINATION FEE. If the Acquisition Agreement is terminated by the Company pursuant to the provision described in clause (E) of "The Acquisition Agreement
- -- Termination" above or if the Acquisition Agreement and/or the Offer is terminated by Varlen or the Purchaser by reason of a failure of any condition to the Offer described in (i) paragraphs (a), (b) or (g) as set forth below under "Certain Conditions," (ii) paragraph (c) as set forth below under "Certain Conditions," (but only if due, in whole or in part, to any (x) act of the Company or any affiliate thereof, or (y) other occurrence, event, fact or circumstance not beyond the control of the Company or any affiliate thereof), or
(iii)  clause  (vi)  of  paragraph  (c)  as  set  forth  below  under   "Certain
Conditions," the Company has agreed to pay to Varlen a termination fee of $6,500,000 plus an amount sufficient to reimburse Varlen and its subsidiaries for all fees, costs and expenses relating to the transactions contemplated by the Acquisition Agreement, the financing contemplated by the Acquisition Agreement and the transactions contemplated thereby (PROVIDED that the Company shall not be obligated to reimburse Varlen or its subsidiaries for more than $2,000,000 of such fees, costs and expenses).

    In the event of the termination of the Acquisition Agreement, it will become null and void and have no effect without any liability on the part of any party, except that provisions relating to the termination fee, expenses of the parties and confidentiality of information will survive any such termination and provided that a party will not be relieved from liability for any breach of the Acquisition Agreement.

    COSTS AND EXPENSES. The Acquisition Agreement provides that except as provided above under "Termination Fee," all costs and expenses incurred in connection with the transactions contemplated by the Acquisition Agreement shall be paid by the party incurring such costs and expenses.

    DISSENTER'S RIGHTS. No dissenter's rights are available in connection with the Offer. Holders of Shares may be entitled to dissenter's rights in connection with the Merger if, at the record date with respect to the meeting at which the Acquisition Agreement and the Merger will be acted upon, certain requirements are satisfied.

    Section 13.1-730 of the Virginia Act (as effective from July 1, 1996) provides that no dissenter's rights are available for the shares of any class or series of stock which, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement or plan of merger, were either
(i) listed on a national securities exchange or on the National Association of Securities Dealers Automated Quotation System or (ii) held of record by at least 2,000 shareholders, unless, among other things, in either case (i) the holders of such class or series of shares are required by the terms of such agreement or plan to accept for such shares anything except cash or (ii) the transaction to be voted on is an "affiliated transaction" that has not been approved by a majority of "disinterested directors." See Section 15.

    If the conditions of Section 13.1-730 of the Virginia Act are not met and if the Merger or a similar business combination is consummated, the holders of Shares not purchased pursuant to the Offer would have certain rights to dissent and demand to be paid the "fair value" of their Shares under the Virginia Act. Under the Virginia Act, dissenting shareholders who comply with applicable statutory procedures would be entitled to payment of the "fair value" of the Shares as to which dissenter's rights are properly claimed as of the time immediately before the effectuation of the Merger (excluding any appreciation or depreciation in anticipation of the Merger, unless such exclusion would be inequitable). In the first instance, the "fair value" estimation is made by the corporation. Dissatisfied dissenters may then notify the corporation of their own "fair value" estimation. If the corporation and the dissatisfied shareholder cannot settle on the amount owed, the shareholder will ultimately be entitled to a judicial determination of "fair value." Any such judicial determination of the "fair value" of the Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values, the investment value of the Shares and any other valuation considerations generally accepted in the investment community. The "fair value" of the Shares so determined could be more or less than the price per Share to be paid pursuant to the Offer and the Merger.

    THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING SHAREHOLDERS DOES NOT PURPORT TO BE COMPLETE. THE EXERCISE AND PRESERVATION OF DISSENTER'S RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE VIRGINIA ACT.

    SHAREHOLDER TENDER AGREEMENT.

    SUMMARY. Simultaneously with entering into the Acquisition Agreement, Varlen entered into a Shareholder Tender Agreement (the "Shareholder Tender Agreement") with certain shareholders of the Company (the "Tendering Shareholders"), including Needham B. Whitfield, Chairman and Chief Executive Officer of the Company, Anne Whitfield Kenny (whose husband, John C. Kenny, is a director of the Company), and certain members (and trusts for the benefit of members) of their families. Pursuant to the Shareholder Tender Agreement, each Tendering Shareholder has agreed to tender pursuant to the Offer and before the Expiration Date all of the Shares owned of record or beneficially by such Tendering Shareholder on the date of the Shareholder Tender Agreement, together with any Shares acquired by any such Tendering Shareholder prior to the termination of the Shareholder Tender Agreement. As of the date hereof, the Tendering Shareholders beneficially own 2,108,343 Shares, or approximately 20.7% of all outstanding Shares.

    The Shareholder Tender Agreement provides that each Tendering Shareholder will tender its Shares pursuant to the Offer before the Expiration Date and will not withdraw any Shares so tendered without Varlen's prior written consent; PROVIDED, HOWEVER, that each Tendering Shareholder may: (i) refrain from so tendering its Shares, and may withdraw any Shares previously so tendered, if and for so long as there shall have been commenced and not terminated a cash tender offer by any person or "group" (other than Varlen or the Purchaser or any of their respective subsidiaries or affiliates) for any and all Shares at a price in excess of $16.125 per share (a "Superior Offer"); and (ii) tender its Shares pursuant to such Superior Offer; AND PROVIDED FURTHER, HOWEVER, that in the event that (x) any such Superior Offer shall have expired or been terminated without purchase of such Tendering Shareholder's Shares, and (y) the Offer shall then be in effect, then such Tendering Shareholder shall again be subject to the foregoing provisions.

    Notwithstanding the foregoing, the Shareholder Tender Agreement permits up to 50,000 of the Tendering Shareholders' Shares (in the aggregate) to be contributed to one or more charitable organizations and, if and to the extent so contributed, such Shares will not be required to be tendered pursuant to the Offer.

    OTHER AGREEMENTS. During the term of the Shareholder Tender Agreement, and except as otherwise provided therein or with the prior written consent of Varlen, each Tendering Shareholder may not (i) sell, pledge or otherwise dispose of any of its Shares, (ii) deposit its Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, (iii) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares, or (iv) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer or other disposition of such Shares.

    The Shareholder Tender Agreement requires each Tendering Shareholder to abide by the terms of the non-solicitation provisions of the Acquisition Agreement summarized in "The Acquisition Agreement -- Non-Solicitation" section set forth above in this Section 11.

    TERMINATION.    The Shareholder  Tender  Agreement will  terminate  upon the earlier to occur of: (i) the termination of the Acquisition Agreement (if any), and (ii) the Effective Date.

CERTAIN CONDITIONS.

    Notwithstanding any other provision of the Acquisition Agreement or the Offer, and except as expressly limited below, the Purchaser: shall not be required to commence or continue the Offer; or accept for payment, purchase or pay for any Shares tendered; may postpone the acceptance for payment, the purchase of, and/or payment for, Shares; and/or may amend (subject to the restrictions contained in Section 1.1 of the Acquisition Agreement,) or terminate the Offer; if: (1) there shall not have been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares which, together with the Shares beneficially owned by the Purchaser and Varlen, represents two-thirds of the total voting power of all shares of capital stock of the Company outstanding on a fully diluted basis, or (2) any waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended ("HSR Act"), applicable to the purchase of the Shares pursuant to the Offer shall not have expired or been terminated, or (3) at any time on or after June 1, 1996, and prior to the time of payment for any such Shares (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer), any of the following events (each, an "Event") shall have occurred (each of paragraphs (a) through (h) providing a separate and independent condition to the Purchaser's obligations pursuant to the Offer):

    (a)the Company shall have authorized, recommended or proposed, or shall have announced an intention to authorize, recommend or propose, or shall have entered into an agreement or agreement in principle with respect to, any merger, consolidation, other business combination, recapitalization, liquidation or dissolution, or any purchase or other acquisition or sale or other disposition of assets (other than in the ordinary course of business) or shares of capital stock of the Company or any of its Subsidiaries, or any similar transaction involving the Company or any Subsidiary or division of the Company or any Subsidiary (other than the Merger and as Previously Disclosed with respect to certain subsidiaries) (the foregoing being collectively referred to as a "Business Combination"), any material change in its capitalization, or any release or relinquishment of any material contract or other rights not in the ordinary course of business; or

    (b)(i) the Board of Directors of the Company shall have (x) modified or amended in any respect its recommendation of the Offer, the Merger or any of its other actions taken in accordance with Section 1.2(a) and/or 4.14 of the Acquisition Agreement, or (y) adopted any resolution to do so, or (ii) the opinion of Virginia counsel to the Company referred to in Section 4.14 of the Acquisition Agreement shall have been disclaimed, disavowed, retracted or revoked in any respect, or shall otherwise have been rendered inaccurate or erroneous, or (iii) the Board of Directors of the Company shall have (x) taken any of the actions referred to in Section 1.2(a) and/or 4.14 of the Acquisition

Agreement for the benefit of any person, entity or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Varlen, the Purchaser or any of their respective subsidiaries) or any Business Combination (other than the Offer and the Merger), or (y) adopted any resolution to do so; or

    (c)it shall have been publicly disclosed, or Varlen, the Purchaser or the Company shall have learned that: (i) any person, entity (including the
Company  or  any of  its subsidiaries  or  affiliates) or  group (as  defined in
Section 13(d)(3) of the Exchange Act) (a "Person") shall have (x) acquired or become the beneficial owner of more than 10% of the outstanding Shares (other than those shareholders of the Company party to that certain Shareholder Tender Agreement, (the "Permitted Shareholders")), or (y) been granted by the Company any warrant, option or right, conditional or otherwise, to acquire beneficial ownership of more than 10% of the outstanding Shares, other than acquisitions by a Person who has publicly disclosed such ownership in a Schedule 13D or 13G (or amendment thereto) on file with the Commission prior to June 1, 1996, and other than for bona fide arbitrage purposes, or (ii) any such Person (other than, in the case of the following clause (x), a Permitted Shareholder) who has publicly disclosed in such a Schedule 13D or 13G any such ownership of more than 10% of the outstanding Shares prior to such date shall have (x) acquired or become the beneficial owner of, or proposed to acquire or become the beneficial owner of, additional Shares, or (y) been granted by the Company any warrant, option or right, conditional or otherwise, to acquire any Shares, or (iii) any new group shall have been formed which beneficially owns more than 10% of the Shares, or
(iv) any Person shall have commenced, or publicly proposed to commence, a tender offer for outstanding Shares, or publicly proposed any Business Combination, or
(v) any Person shall have commenced any solicitation of proxies with respect to the Shares in opposition to the Merger, or (vi) any Person shall have acquired or become the beneficial owner of more than 50% of the outstanding Shares; or

    (d)there shall be pending any action or proceeding before any court, government or governmental authority or agency: (i) challenging or seeking to make illegal, or to delay or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of, payment for, or the purchase of, some or all of the Shares by Varlen, the Purchaser or any other subsidiary or affiliate of Varlen or the consummation of the Merger, or seeking to obtain material damages in connection with the Offer or the Merger, or (ii) seeking to prohibit ownership or operation by Varlen, the Purchaser or any other subsidiary or affiliate of Varlen of all or a material portion of the business or assets of Varlen, the Company or any of their respective subsidiaries or affiliates or to compel Varlen, the Purchaser or any other subsidiary or affiliate of Varlen to dispose of or to hold separately all or a material portion of the business or assets of Varlen, the Company or any of their respective subsidiaries or affiliates, as a result of the Offer or the Merger, or (iii) seeking to impose or confirm limitations on the ability of Varlen, the Purchaser or any other subsidiary or affiliate of Varlen effectively to exercise full rights of ownership and control of any Shares (or any shares of capital stock of any subsidiary of the Company) (including, without limitation, the right to vote any such Shares (or shares of a subsidiary)) acquired pursuant to the Offer or otherwise (directly or indirectly), on all matters properly presented to the Company's shareholders (or any such subsidiary's shareholders), or (iv) seeking to require divestiture by Varlen, the Purchaser or any other subsidiary or affiliate of Varlen of any Shares, or (v) invalidating or rendering unenforceable any material provision of the Acquisition Agreement, or
(vi) which otherwise might materially adversely affect Varlen, the Company or any of their respective subsidiaries or affiliates; or

    (e)there shall be any action taken, or any statute, rule, regulation, judgment, order or injunction proposed, enacted, entered, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency (other than the application of the waiting period provisions of the HSR Act to the Offer or to the Merger) which may, directly or indirectly, result in any of the consequences referred to in paragraph (d) above; or

    (f)there shall have occurred: (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market, or (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, or (iii) any limitation (whether or not mandatory) by any governmental authority on, or any other event which, in the sole judgment of Varlen, might affect the extension of credit by banks or other lending institutions in the United States, or (iv) any material change in the United States or any other currency exchange rates or any suspension of, or limitation on, the markets therefor, or (v) any extraordinary adverse change in the financial markets or the market price of the Shares, or
(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of Varlen, have a material adverse effect upon the business or operations of the Company or any of its subsidiaries or affiliates or the trading of the Shares, or (vii) a commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (viii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (g)the representations and warranties of the Company in the Acquisition Agreement shall not be true and correct in all material respects, or the
Company shall not have performed in all material respects each covenant and complied with each agreement to be performed and complied with by the Company under the Acquisition Agreement; or

    (h)the Company and Varlen shall have agreed to terminate the Offer or the Acquisition Agreement, or the Acquisition Agreement shall otherwise have been terminated in accordance with it terms;

which, in the sole judgment of the Purchaser, in any such case, and regardless of the circumstances (including any action or inaction by the Purchaser and Varlen) giving rise to any such condition, make it inadvisable to proceed with acceptance for payment or purchase of or payment for any Shares tendered or to proceed with the Merger.

    The foregoing conditions are for the sole benefit of Varlen and the Purchaser and may be asserted by Varlen and the Purchaser regardless of the circumstances giving rise to such condition, including (without limitation) any action or inaction by Varlen or the Purchaser, or may be waived by Varlen or the Purchaser in whole at any time or in part from time to time in their sole discretion. The failure by Varlen or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right and may be asserted at any time and from time to time. Any determination by Varlen or the Purchaser concerning any Event shall be final and binding upon all parties.

    In addition, under the Acquisition Agreement the obligations of Varlen and the Purchaser to consummate and effect the Merger are subject to the condition that the Company shall not have received demands for payment of the fair value of Shares (pursuant to Article 15 (Dissenter's Rights) of the Virginia Act) with respect to more than 5% of the outstanding Shares.

    In addition, notwithstanding anything to the contrary in the Acquisition Agreement, the obligations of the Purchaser to accept for payment, purchase or pay for any Shares tendered shall also be subject to the expiration or termination of all waiting periods under the HSR Act that are applicable to the purchase of Shares pursuant to the Offer and the Acquisition Agreement.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION OF THE BOARD. The Company's Board of Directors unanimously has determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company, has approved the Merger Agreement, the Offer and the Merger and recommends that all shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer.

    (B) BACKGROUND; REASONS FOR BOARD'S RECOMMENDATION.

    On December 11, 1995, at Varlen's request, two senior officers of Varlen, Richard L. Wellek, President and Chief Executive Officer, and Raymond A. Jean, Executive Vice President and Chief Operating Officer, visited the Company's facilities in Petersburg, Virginia and met with Needham B. Whitfield, Chairman of the Board of the Company and Chief Executive Officer, J. Craig Rice, President and Chief Operating Officer, and Howard J. Bush, Vice President--Marketing. After a presentation by

Mr. Bush of the Company's markets and businesses, the Varlen executives were given a tour of the manufacturing facilities, and afterwards a general discussion ensued. The Varlen executives pointed to a variety of changes in the railroad markets domestically and internationally, and proposed that a large supplier, with a wide variety of products important to the rail industry, would be better positioned to deal with these changing conditions. The Varlen executives asked the Company if they would be interested in combining with Varlen to form such a supplier. The Company's executives agreed to think about the proposition, and to have further discussions with Varlen.

    At its regular monthly meeting on December 15, 1995, the Company's Board of Directors was advised of the Varlen visit and its interest.

    On January 25, 1996, Mr. Wellek, together with George W. Hoffman, Railroad Group Vice President for Varlen, returned to Petersburg and resumed discussions with Messrs. Whitfield, Rice, and Bush. A number of marketing synergies were identified between the two companies, and both parties agreed to explore each other's operations in greater depth.

    At its regular monthly meeting on January 26, 1996, the Company's Board of Directors was advised of the Varlen visit and its continuing interest.

    On February 20, 1996, Messrs Whitfield, Rice and Bush visited Keystone Industries, Inc. in Camp Hill, Pennsylvania. Keystone is a manufacturer of railroad equipment components and a wholly owned subsidiary of Varlen. After a tour of the facilities, further discussions about operations and railroad markets were conducted with Messrs. Wellek and Hoffman.

    On February 21, 1996, Messrs. Whitfield and Rice accompanied Mr. Wellek to Vassar, Michigan to tour two automotive parts plants of a Varlen subsidiary and meet local managers of these operations. Business philosophies, marketing strategies, organizational culture and operating methods were discussed.

    On March 11, 1996, Mr. Wellek visited Messrs. Whitfield and Rice at the Company's administrative headquarters in Midlothian, Virginia to discuss whether there was enough fit between the two companies to explore in earnest the possibility of a business combination. The two companies agreed to continue discussions.

    On March 20, 1996, Messrs. Wellek and Jean met Mr. Rice and Keith Poe, Executive Vice President of Quality Bearing Service ("QBS"), the Company's wholly owned reconditioning subsidiary, in Little Rock, Arkansas to tour QBS's newest reconditioning plant and discuss the reconditioning operations.

    On March 21, 1996, Messrs. Wellek and Jean, who were in Louisville, Kentucky for an annual truck show, made a brief tour of QBS's reconditioning plant in Louisville.

    At its regular monthly meeting on March 22, 1996, the Company's Board of Directors was advised of the continuing Varlen visits and discussions between the two companies, and the process the Company intended to follow with respect to these discussions was discussed in more detail.

    On March 27, 1996, Varlen signed a confidentiality agreement with the Company providing for the transfer of confidential information to Varlen about the Company's operations and financial results, and holding Varlen subject to a standstill provision in the event Varlen wished to use this information for purposes of, among other things, making a public tender for the Company shares.

    On April 3, 1996, Richard A. Nunemaker, Vice President, Finance and Chief Financial Officer of Varlen, met with Jacob M. Feichtner, Executive Vice President and Chief Financial Officer of the Company and Mr. Whitfield to determine what financial and operating data was available and to begin his inquiries.

    On April 10, 1996, Messrs. Wellek, Jean, Hoffman, Thomas Robinson, and others visited the Company's facilities in Petersburg to conduct an engineering review of the Company's new bearing developments and its development of a one-way clutch for the automotive market. Mr. Rice and several of the Company's engineers were involved in the discussions.

    On April 11, 1996, Messrs. Wellek, Jean, Hoffman and Robinson met with Messrs. Rice, Whitfield, and James W. Benz, President of Rail Link, a contract switching subsidiary wholly owned by the Company. A variety of railroad industry and international sales issues were discussed.

    On April 15, 1996, Vicki L. Casmere, Vice President, General Counsel and Secretary of Varlen, met with the Company's counsel in Richmond and later with Messrs. Feichtner and Whitfield in Midlothian to conduct a general review of legal matters related to the Company's operations.

    At its regular monthly meeting on April 18, 1996, the Company's Board of Directors was brought up to date on the discussions with Varlen. The Board determined that the Company would require the services of a financial advisor to guide the Board and express an opinion on fairness of whatever consideration and terms were offered.

    On May 7, 1996, Mr. Wellek met with Messrs. Whitfield and Rice at the Company's Midlothian headquarters to review the status of Varlen's inquiries and to advise the Company's executives that Varlen wished to acquire the Company, assuming the contract terms, timing and price were satisfactory to both parties. There was a general discussion as to how this process might proceed and Mr. Wellek indicated the possible price range of a Varlen offer.

    A Special Meeting of the Company's Board of Directors was called on May 13, 1996. The details of the meeting with Mr. Wellek were reported to the Board, who determined to engage the investment banking firm of Wheat, First Securities, Inc. ("Wheat") of Richmond, Virginia to serve as financial advisor to the Company.

    Wheat immediately proceeded to conduct a preliminary evaluation of potential price ranges of comparable and hypothetical transactions. At the Company Board's regular monthly meeting on May 24, 1996, the Company's senior management made presentations on the markets and prospects for the Company's various businesses and why a combination with Varlen would be in the strategic interest of the company. This was followed by Wheat's presentation of its preliminary evaluation. Based on the discussions that followed, the Board directed Messrs. Whitfield and Rice to pursue serious negotiations with Varlen as to price, terms and how such a combination might be effected.

    On May 29, 1996, Messrs. Whitfield and Rice met with Messrs. Wellek, Jean, Nunemaker, Robinson and Ms. Casmere at Varlen's headquarters in Naperville, Illinois Mr. Whitfield reported the Company Board's response to Varlen's proposal and asked for definitive terms.

    On May 31, 1996, Mr. Wellek called Mr. Whitfield and informed him that Varlen wished to make a cash tender offer for the Shares and assuming the Company would cooperate by entering into an acquisition agreement, Varlen would submit a proposed draft of the agreement. Mr. Wellek indicated that the final price offered would depend on the terms of the agreement.

    On June 11, 1996, Mr. Wellek and Ms. Casmere of Varlen, together with Varlen's outside counsel, met with Messrs. Whitfield and Rice of the Company and its counsel, and negotiated the basic terms subject to approval of both boards. Negotiations continued over the period from June 11 to June 14 concerning certain additional terms.

    On June 13, 1996, the Varlen Board of Directors met and approved the terms of the offer and the agreements between the two companies. Mr. Bush of the Company was in attendance at the beginning of the meeting, made a presentation on the Company's railroad bearing markets and answered questions by the Varlen directors.

    At a Special Meeting on June 15, 1996, the Company's Board of Directors met. Wheat advised the board, based on various analyses and subject to the limitations set forth in its written opinion, that the consideration was fair to the Company's shareholders from a financial point of view, and the Board, after discussion, approved the Acquisition Agreement and agreed to recommend Varlen's offer to the Company's shareholders.

    During the process of its discussions with Varlen, the Company had conversations with several other parties who expressed some degree of interest in a business combination. A confidentiality agreement was entered into with one party and information shared. However, no proposals were made by any other party and based on the timing and substance of the Varlen offer and advice from management concerning the nature of discussions that had occurred with such parties and from its advisor that the company was unlikely to receive substantially higher offers, the Company's Board decided to proceed with the Varlen negotiations and enter into an agreement recommending the Varlen offer.

    The negotiations culminated in the execution of the Acquisition Agreement, and the Shareholder Tender Agreement on Saturday, June 15, 1996. On Monday, June 17, 1996, Varlen and the Company, in a joint press release, announced its intention to commence the Offer.

                                   * * * * *

    In approving the Acquisition Agreement and the transactions contemplated thereby, and recommending that all shareholders tender their Shares pursuant to the Offer, the Board of Directors considered a number of factors, including:

       (i) the financial and other terms of the Offer, the Merger and the Acquisition Agreement;

       (ii)that the $16.125 per Share tender offer price represents a premium of approximately 32% over the closing price of the Shares on the NASDAQ
    National Market System ("NMS") on June 14, 1996, the last full trading day prior to the public announcement of the execution of the Acquisition Agreement;

       (iii)
           recent trading prices of the Shares on the NMS, including the fact that the Shares have not traded at or above the $16.125 tender offer price in more than fifteen (15) years;

       (iv)the written opinion of Wheat delivered to the Board on June 15, 1996, to the effect that, as of that date, and based upon its review and analysis and subject to the limitations set forth therein, the consideration to be received by the holders of the Shares pursuant to the Offer and the Merger as contemplated in the Acquisition Agreement is fair, from a financial point of view, to such holders. The full text of Wheat's written opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Exhibit J and is incorporated herein by reference. Shareholders are urged to read the opinion in its entirety. Wheat's opinion is directed to the Board, addresses only the fairness of the consideration to be received by holders of the Shares from a financial point of view and does not constitute a recommendation to any shareholder as to whether such shareholder should accept the Offer and tender its Shares;

       (v) the view of the Board of Directors, based in part upon the presentations of management and of Wheat to the Board of Directors on
    May 24 and again on June 15, 1996, regarding the likelihood of a superior offer arising;

       (vi)the continuing consolidation in the rail industry, encouraging consolidation among suppliers, as well, to compete effectively;

       (vii)
           the Company's long-term and short-term prospects and capital needs, especially in light of the developing market for the Company's automotive one-way clutch products;

       (viii)
            the provisions of the Acquisition Agreement, including the provision allowing the Company to respond to unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Acquisition Agreement upon payment to

    Purchaser of a break-up fee in the amount set forth in the description of the Acquisition Agreement set forth in Item 3(b)(2), in the event that the Board of Directors determines to withdraw its recommendation that shareholders accept the Offer based on the Board of Directors' determination that such action is necessary to comply with its fiduciary duties under applicable law;

       (ix)the fact that Varlen's and the Purchaser's obligations under the Offer were not subject to any financing condition;

       (x) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates; and

       (xi)the Board of Directors' belief that the transactions contemplated by the Acquisition Agreement would result in relatively few changes to the Company's operations and customer relationships, and that employment opportunities within the combined companies would offer growth and security to the Company's employees.

    The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Acquisition Agreement and the Offer, the Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to an engagement letter dated May 31, 1996, between the Company and Wheat, the Company retained Wheat to render certain financial advisory and investment banking services to the Company in connection with a possible business combination. Pursuant to this engagement, one of the services that Wheat agreed to provide was a written opinion to the Board of the Company as to the fairness of the consideration, to be received by shareholders of the Company, from a financial point of view in connection with the proposed sale of the Company to Varlen. Pursuant to the Engagement Letter, the Company agreed to pay Wheat a fee of $50,000 after the delivery of an oral opinion to the Board by Wheat as to the fairness of the consideration to received in the transaction by the Company's shareholders, from a financial point of view; an additional fee of $150,000 at the time the opinion is included in a proxy statement or a 14D-9 recommendation to the shareholders; and an additional $150,000 payable upon the closing of the transaction. In addition, the Company agreed to reimburse Wheat for reasonable out-of-pocket expenses incurred (including reasonable legal fees and expenses) in performing its services under the Engagement Letter, whether or not the transaction is consummated or the engagement terminates or expires. In addition, the Company has agreed to indemnify Wheat and certain related persons against certain liabilities related to or arising out of Wheat's engagement under the Engagement Letter.

    In the ordinary course of business, Wheat and its affiliates may trade the equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. Wheat has in the past provided financial advisory and investment banking services to the Company for which services they have received customary fees.

    Wheat is a nationally recognized investment banking firm engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated primary and secondary underwritings, private placements and valuations for corporate and other purposes. The Company selected Wheat as its financial advisor based upon its familiarity with the Company and the industry in which the Company operates and its experience, ability and reputation with respect to mergers and acquisitions.

    Except as disclosed herein or in the Offer to Purchase, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) SHARE TRANSACTIONS IN LAST 60 DAYS. Except for exercises of outstanding options, during the past 60 days, no transactions in shares have been effected by the Company or, to the best of the Company's knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

    (b) INTENT TO TENDER. To the best of the Company's knowledge, all of the Company's executive officers and directors (except those individuals who would be subject to liability therefor pursuant to the short-swing profit recapture provisions of Sections 16(b) of the Exchange Act) have agreed to tender in the Offer all shares that they now own. As described above, Mr. Whitfield and Mrs. Kenny and members of their families have entered into a Shareholder Tender Agreement pursuant to which such shareholders have agreed, among other things, to validly tender (and not to withdraw, subject to the right not to tender or to withdraw in the event of a superior offer) pursuant to and in accordance with the terms of the Offer, all shares owned by them on the date of the Shareholder Tender Agreement, as well as any Shares acquired after such date and prior to the termination of such agreement.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) CERTAIN NEGOTIATIONS. Except as described in this Schedule 14D-9, including as set forth in the Offer to Purchase, to the knowledge of the Company, no negotiation is being undertaken or is under way by the Company in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger or reorganization, involving the Company or any affiliate or subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by or of the Company or
(iv) any material change in the present capitalization or dividend policy of the Company. Pursuant to the Acquisition Agreement, however, and as described under "No Solicitation." in Item 3(b)(2) above, the Company may, subject to certain limitations, take certain actions in respect of proposed transactions necessary for the directors of the Company to discharge their fiduciary duties to shareholders under applicable law.

    (b) CERTAIN TRANSACTIONS. Except as described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

    None

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT                                                      DESCRIPTION
- ------------------  ---------------------------------------------------------------------------------------------
Exhibit A           Offer to Purchase dated June 20, 1996.*
Exhibit B           Letter of Transmittal.*
Exhibit C           Acquisition Agreement,  dated June  15, 1996,  by and  among Varlen,  the Purchaser  and  the
                    Company.
Exhibit D           Shareholder  Tender Agreement, dated June  15, 1996, by and  among Varlen, the Purchaser, the
                    Company and the parties identified therein.
Exhibit E(1)        Change in Control Agreement dated  as of March 22, 1996,  between the Company and Needham  B.
                    Whitfield.
Exhibit E(2)        Change  in Control Agreement  dated as of  March 22, 1996,  between the Company  and J. Craig
                    Rice.
Exhibit E(3)        Change in Control  Agreement dated as  of March 22,  1996, between the  Company and Jacob  M.
                    Feichtner.
Exhibit E(4)        Change  in Control Agreement  dated as of March  22, 1996, between the  Company and Howard J.
                    Bush.
Exhibit E(5)        Change in Control Agreement  dated as of March  22, 1996, between the  Company and Donald  E.
                    Fitzsimmons.
Exhibit F           Executive Retirement Incentive Plan, as amended and restated effective March 22, 1996.
Exhibit G           Trust  Agreement for the Company's Executive Retirement Incentive Program dated as of May 31,
                    1996.
Exhibit H           1987 Restricted Stock Plan of the Company, as amended and restated effective March 22, 1996.
Exhibit I           1988 Stock Option Plan of the Company, as amended and restated effective March 22, 1996.
Exhibit J           Fairness opinion of Wheat dated June 15, 1996.**
Exhibit K           Joint Press Release of Varlen and the Company, dated June 17, 1996.
Exhibit L           Joint Press Release of Varlen and the Company, dated June 20, 1996.
Exhibit M           Letter dated June 20, 1996,  from the Company's Chairman and  Chief Executive Officer to  the
                    Company's shareholders.**

        *  Included   in  the  Offer  to  Purchase  materials  sent  to  Company shareholders.

       **  Included  in   the  Schedule   14D-9   materials  sent   to   Company
           shareholders.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 20, 1996                       Brenco, Incorporated

                                        By _______/s/_Needham B. Whitfield______
                                            Needham B. Whitfield
                                            Chairman of the Board and
                                              Chief Executive Officer